ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2018

## 1. Organization and Summary of Operations

AllianceBernstein Investments, Inc. ("AllianceBernstein Investments" or the "Company") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly-owned subsidiary of AllianceBernstein L.P. ("AB" or the "Parent"), which is majority-owned by AXA Equitable Holdings, Inc. ("EQH"), the holding company for a diversified financial services organization.

The Company serves as a distributor and/or underwriter for certain registered investment companies and other investment vehicles managed by AB ("AB Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act").

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from those estimates.

### Accounting Pronouncements

*Not Yet Adopted in 2018*

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases. This pronouncement, along with subsequent ASUs issued to clarify certain provisions of ASU 2016-02, requires lessees to record most leases on their balance sheet while also disclosing key information about those lease arrangements. The classification criteria to distinguish between finance and operating leases are generally consistent with the classification criteria to distinguish between capital and operating leases under existing lease accounting guidance. We adopted the new standard for our fiscal year beginning January 1, 2019, using the simplified transition method. We have no direct leases, however, the Company receives a prorated share of office related expenses from its parent through a direct allocation process. Therefore, the adoption of this standard is not expected to have a material impact on our financial condition or results of operations.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendment modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The revised guidance is effective for all companies for fiscal years beginning after December 15, 2019, and interim periods within those years. Companies

are permitted to early adopt any eliminated or modified disclosure requirements and delay adoption of the additional disclosure requirements until their effective date. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The revised guidance is not expected to have a material impact on our financial condition.

*Adopted*

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendment addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. We adopted this standard on January 1, 2018. The adoption of this standard did not have a material impact on our financial condition.

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and highly liquid investments with original maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value (and is considered Level 1 in the fair value hierarchy). Cash equivalents at December 31, 2018 include $47.4 million invested in two third-party money market funds that are both registered under the Investment Company Act of 1940.

### Deferred Sales Commissions, Net

The Company pays commissions to financial intermediaries in connection with the sale of shares of open-end AB sponsored mutual funds sold without a front-end sales charge ("back-end load shares"). These commissions are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for Non-U.S. fund shares, the periods of time during which deferred sales commissions generally are recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Since January 31, 2009, our U.S. mutual funds have not offered back-end load shares to new investors.  As of December 31, 2016, our Non-U.S. funds are no longer offering back-end load shares, except in certain circumstances.

The Company periodically reviews the deferred sales commission asset for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If these factors indicate impairment in value, management compares the carrying value to the undiscounted cash flows expected to be generated by the asset over its remaining life.  If management determines the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated recovery value.  There were no impairment charges recorded during 2018.

*Loss Contingencies*

With respect to all significant litigation matters, we consider the likelihood of a negative outcome. If we determine the likelihood of a negative outcome is probable and the amount of the loss can be reasonably estimated, we record an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and we are able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, we disclose that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages. Such is also the case when the litigation is in its early stages or when the litigation is highly complex or broad in scope. In these cases, we disclose that we are unable to predict the outcome or estimate a possible loss or range of loss.

*Long-term Incentive Compensation Plans*

Employees of the Company are eligible to participate in several AB unfunded, non-qualified deferred compensation plans under which annual awards to employees are generally made in the fourth quarter.

Awards granted in December 2018 allowed participants to allocate their awards between restricted AllianceBernstein Holding Units ("AB Holding Units") and deferred cash.  Participants (except certain members of senior management) generally could allocate up to 50% of their awards to deferred cash, not to exceed a total of $250,000 per award. Participants allocated their awards prior to the date on which the awards were granted and the awards were valued using the closing price of an AB Holding Unit on that date.  For the 2018 awards:

- AB engaged in open-market purchases of AB Holding Units or purchased newly-issued AB Holding Units from AllianceBernstein Holding L.P. that were awarded to participants and keeps them in a consolidated rabbi trust.

- Quarterly distributions on vested and unvested AB Holding Units are paid currently to participants, regardless of whether or not a long-term deferral election has been made.

- Interest on deferred cash is accrued monthly based on AB's monthly weighted average cost of funds.

The Company recognizes compensation expense related to equity compensation grants in the financial statements using the fair value method. Fair value of restricted AB Holding Unit awards is the closing price of an AB Holding Unit on the grant date; fair value of options is determined using the Black-Scholes option valuation model. Under the fair value method, compensatory expense is measured at the grant date based on the estimated fair value of the award and is recognized over the required service period. For year-end long-term incentive compensation awards, employees who resign or are terminated without cause may retain their awards, subject to compliance with certain agreements and restrictive covenants set forth in the applicable award agreement, including restrictions on competition and employee and client solicitation, and a claw-back for failing to follow existing risk management policies. Because there is no service requirement, the Company fully expenses these awards on grant date. Most equity replacement,

sign-on or similar deferred compensation awards included in separate employment agreements or arrangements include a required service period. Regardless of whether or not the award agreement includes employee service requirements, AB Holding Units typically are delivered to employees ratably over four years, unless the employee has made a long-term deferral election.

*Subsequent Events*

We evaluated subsequent events through February 28, 2019, the date this financial statement was available to be issued. No subsequent events were identified.

3. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

The effect of a tax position is recognized in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based solely on its technical merits. In making this assessment, a company must assume that the taxing authority will examine the tax position and have full knowledge of all relevant information. Accordingly, the Company has no liability for unrecognized tax benefits as of December 31, 2018.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2018, the Company had a net deferred tax asset primarily related to long-term incentive compensation of $2.2 million. Management has determined that realization of the net deferred tax asset is more likely than not based on anticipated future taxable income.

During the year ended December 31, 2018, the Company identified an error in its previously reported financial statements related to income taxes. As a result, the Company recorded an out-of-period adjustment to write off $2.3 million of deferred tax assets, offset by a write-off of $1.6 million of income tax payables. The Company concluded that this adjustment is not material to the current period or the prior period.

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act includes significant changes to the U.S. corporate income tax system including: a federal corporate rate reduction from 35% to 21%; limitations on the deductibility of interest expense and executive compensation; creation of new minimum taxes such as the base erosion anti-abuse tax ("BEAT") and Global Intangible Low Taxed Income ("GILTI") tax; and the transition of U.S. international taxation from a worldwide tax system to a modified territorial tax system, which will result in a one time U.S. tax liability on those earnings which have not previously been repatriated to the U.S. (the "Transition Tax").

In 2017, we recorded provisional amounts for certain enactment-date effects of the Act by applying the guidance in SAB 118 because we had not yet completed our enactment-date accounting for these effects. In 2018, we completed our accounting under ASC 740 and recorded adjustments to our initial provisional amounts.

The major provisions of the Tax Act that had a significant impact on our income tax balance sheet and income statement accounts are as follows:

- We recorded an approximate $2.5 million charge to our 2017 income tax expense to reduce our net deferred tax assets due to the lower corporate income tax rate. In 2018, we completed our analysis and determined no adjustment was necessary.

The Company is generally no longer subject to U.S. federal, or state and local tax examinations by tax authorities for any year prior to 2015 except as noted below.

Subject to the results of any future examinations for the tax years 2015 and forward, there is the possibility that we may set up reserves, including accrued interest, over the next twelve months.

## 4. Deferred Sales Commission, Net

The amount recorded for the net deferred sales commission asset was $17.2 million as of December 31, 2018. Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares, net of CDSC received of $5.1 million, totaled approximately $9.3 million during 2018.

The components of deferred sales commissions, net (excluding amounts related to fully amortized deferred sales commissions) for the year ended December 31, 2018 were as follows (in thousands):

| | |
|---|---:|
| Carrying amount of deferred sales commission | $ 879,429 |
| Less: Accumulated amortization | (593,296) |
| Cumulative CDSC received | (268,885) |
| Deferred sales commission, net | $ 17,248 |

## 5. Commitments and Contingencies

### Legal and Regulatory Proceedings

The Company may be involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege substantial damages. It is reasonably possible that we could incur losses pertaining to these matters, but we cannot currently estimate any such losses.

Management, after consultation with legal counsel, currently believes that the outcome of any individual matter that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, any inquiry, proceeding or litigation has an element of uncertainty; management cannot determine whether further developments relating to any matter that is pending or threatened, or all of them combined, will have a material adverse effect on the Company's results of operations, financial condition or liquidity in any future reporting period.

## 6. Related Party Transactions

During 2018, AXA Advisors, LLC ("AXA Advisors"), a subsidiary of EQH, distributed AB Mutual Funds for which it receives distribution payments. Included in due to affiliates, as of December 31, 2018, are distribution payments owed to AXA Advisors aggregating $0.5 million.

Also, AXA Advisors provides certain distribution and other services including but not limited to: access to dedicated relationship management, national meetings, branch offices, sales desk and national/regional speaking opportunities pursuant to AXA Advisors' Financial Support Program. Due to affiliates includes $0.2 million relating to these services.

Employees of the Company, except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of AB, in a qualified noncontributory defined benefit retirement plan maintained by AB. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. Service and compensation after December 31, 2008 are not taken into account in determining participants' retirement benefits. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by AB. Employer contributions are discretionary and generally are limited to the maximum amount deductible for federal income tax purposes. Aggregate contributions to the 401(k) plan on behalf of the Company's employees for 2018 were $0.4 million.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AB. Aggregate awards made to these plans by AB on behalf of employees of the Company for 2018 were $3.1 million.

7. **Fair Value**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets that are available for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

*Assets Measured at Fair Value on a Recurring Basis*

We invest excess cash in various money market funds ($47.4 million as of December 31, 2018) that are valued based on quoted prices in active markets; as such, these are included in Level 1 of the valuation hierarchy.

*Assets Measured at Fair Value on a Nonrecurring Basis*

The Company did not have any material assets or liabilities that were measured at fair value for impairment on a nonrecurring basis during the year ended December 31, 2018.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the

methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, receivables from AB Mutual Funds, receivables from Parent, receivables from affiliates, other assets, due to affiliates, payable to brokers and dealers and accounts payable.

## 8. Net Capital

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Exchange Act.  In 2011, pursuant to section (a)(1)(ii) of the Net Capital Rule, the Company has notified FINRA of its election not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i).  As a result, the Company has elected to utilize the Alternative Standard under the Net Capital Rule. As such, the Company is subject to a net capital requirement of $250,000 as the Company is exempt from the service requirements pursuant to Securities Exchange Rule 15c3-3(k)(1), the Customer Protection Rule.  As of December 31, 2018, the Company's net capital of $23.8 million was $23.5 million in excess of its required net capital of $250,000.